As filed with the Securities and Exchange Commission on November 7, 2014

1933 Act File No. 333-199261

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

(Check appropriate box or boxes.)

Direxion Funds

(Exact name of Registrant as Specified in Charter)

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (646) 572-3390

Daniel D. O’Neill

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

(Name and Address of Agent for Service)

Copy to:

Angela Brickl	Eric S. Purple
Rafferty Asset Management, LLC	K&L Gates LLP
1301 Avenue of the Americas (6th Avenue)	1601 K Street, NW
35th Floor	Washington, DC 20006
New York, NY 10019

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities of 1933, as amended.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: Investor Class of the Direxion Hilton Tactical Income Fund and Institutional Class of the Direxion Hilton Tactical Income Fund.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-199261) on October 10, 2014. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-199261) under the Securities Act of 1933, as filed with the Commission on October 10, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York on November 7, 2014.

DIREXION FUNDS

By:	/s/ Daniel D. O’Neill
Daniel D. O’Neill
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel D. O’Neill*	Chief Executive Officer and Chairman of the Board	November 7, 2014
Daniel D. O’Neill

/s/ Gerald E. Shanley III*	Trustee	November 7, 2014
Gerald E. Shanley III

/s/ John Weisser*	Trustee	November 7, 2014
John Weisser

/s/ Jacob Gaffey*	Trustee	November 7, 2014
Jacob Gaffey

/s/ David L. Driscoll*	Trustee	November 7, 2014
David L. Driscoll

/s/ Eric W. Falkeis*	Principal Executive Officer	November 7, 2014
Eric W. Falkeis

/s/ Patrick J. Rudnick*	Principal Financial Officer	November 7, 2014
Patrick J. Rudnick	and Assistant Secretary

*By: /s/ Angela Brickl

Attorney-In Fact pursuant to the Power of Attorney filed with the Trust’s initial Registration Statement on Form N-14 filed with the SEC on October 10, 2014.